UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number 001-41923

EUPRAXIA PHARMACEUTICALS INC.

(Translation of registrant’s name into English)

201-2067 Cadboro Bay Road

Victoria, British Columbia, Canada V8R 5G4

Telephone: (250) 590-3968

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

INCORPORATION BY REFERENCE

Exhibits 99.1 and 99.2 of this Form 6-K are incorporated by reference into the registrant’s Registration Statement on Form F-10 (File No. 333-276586) and the registrant’s Registration Statement on Form S-8 (File No. 333-278534).

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Consolidated Financial Statements for the three and nine months ended September 30, 2025.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the three and nine months ended September 30, 2025.

99.3	Press Release, dated November 4, 2025.

99.4	Form 52-109F2 Certification of Interim Filings by CEO.

99.5	Form 52-109F2 Certification of Interim Filings by CFO.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eupraxia Pharmaceuticals Inc.

Date: November 4, 2025	By:	/s/ Alex Rothwell
Name: Alex Rothwell
Title: Chief Financial Officer